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                                                                      EXHIBIT 99

             FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATION

EDSS HAS INCURRED AND MAY CONTINUE TO INCUR SUBSTANTIAL LOSSES.

      EDSS, which is currently 80% owned by the Company, has incurred net losses since inception, including net losses from operations of ($2,304,386) in the EDSS fiscal year ended September 30, 2000. We currently intend to continue to invest in EDSS's infrastructure development, applications development and sales and marketing in order to ramp up its revenue growth. We believe improved operating efficiencies will lead to better results of operations in the near future and may result in positive cash flow by the end of this fiscal year. However, EDSS may continue to incur net operating losses and negative cash flows during this ramp up phase.

THE BUSINESS OF PROVIDING ELECTRONIC HEALTHCARE TRANSACTION PROCESSING IS DIFFICULT TO EVALUATE.

      It is difficult to evaluate EDSS's businesses and prospects, and our business model is still emerging. Our operating results have been and may in the future be affected by numerous factors, many of which are outside of our control, including, but not limited to:

      - market acceptance of and demand for EDSS's products and services
      - our ability to continue to develop EDSS's products and services
      - competition
      - capacity constraints and dependencies on computer infrastructure
      - operating expenses relating to strategic partnerships
      - usage of the Internet
      - economic conditions affecting the healthcare or Internet industries
      - general economic conditions

MANAGING OUR GROWTH MAY STRAIN OUR ADMINISTRATIVE AND TECHNICAL RESOURCES.

      EDSS rapidly and significantly expanded operations recently and expects to continue to do so. This growth has placed a significant strain on managerial, operational, technical and other resources, which strain is expected to continue. If we are unable to respond to and manage this


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expected growth, then the quality of EDSS's services and results of operations could be materially adversely affected.

NEED TO EXPAND EDSS'S SUITE OF APPLICATIONS AND SERVICE OFFERINGS.

      In addition to its full-cycle suite of healthcare transaction processing software and services, we currently offer a limited number of Internet-based applications platform. We must introduce new applications and services, improve the functionality of existing services and successfully launch these services in a timely manner in order to attract and retain customers. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop these applications and services. Each EDSS application, regardless of how it was developed, must be integrated and customized to operate with existing customer legacy computer systems and our platform.

EDSS  WILL BE DEPENDENT ON STRATEGIC RELATIONSHIPS TO GENERATE SOME REVENUE.

      Our ability to generate revenues will suffer if we cannot establish and maintain strategic relationships. We believe that these relationships will provide additional customers and will generate acceptance of our platform, applications and services. Although we have established several short-term strategic relationships, we have not entered into agreements for any major long-term partnerships, and there is no assurance we can do so on favorable terms.

REVENUES ARE CONCENTRATED IN A FEW CUSTOMERS.

      Currently, we receive significant revenues from two customers, who together account for approximately 30% of EDSS's operational revenue for the fiscal year ended September 30, 2000. We expect that these two customers, which operate under multi-year agreements, will account for significant revenues in 2001. Loss of their business could have an adverse effect on EDSS's results of operations.

PERFORMANCE PROBLEMS WITH EDSS'S SYSTEMS COULD DAMAGE OUR BUSINESS.

      We could be harmed if EDSS or its customers experience system delays, failures or loss of data. EDSS currently processes substantially all customer transactions and data at its own facilities. Although EDSS has a contingency plan for emergencies, it has limited backup facilities to process information if these facilities are not functioning. The occurrence of a major

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catastrophic event or other system failure at any of such facilities could interrupt data processing or result in the loss of stored data. While EDSS has general liability insurance that we believe is adequate, including coverage for errors and omissions, EDSS may not be able to maintain this insurance on reasonable terms in the future. In addition, the insurance may not be sufficient to cover large claims, and the insurer could deny coverage on claims. If EDSS is liable for an uninsured or underinsured claim or if premiums increase significantly, EDSS's financial condition and results of operations could be materially harmed.

OUR BUSINESS WILL BE HARMED IF WE ARE UNSUCCESSFUL IN RESPONDING TO RAPID TECHNOLOGY CHANGES IN THE HEALTHCARE MARKET.

      Healthcare information exchange and transaction processing are relatively new and evolving markets. The pace of change in our markets is rapid and there are frequent new product introductions and evolving industry standards. We may be unsuccessful in responding to technological developments and changing customer needs. In addition, our applications and services offerings may become obsolete due to the adoption of new technologies or standards.

OUR INTERNET PLATFORM INFRASTRUCTURE AND SCALABILITY ARE NOT PROVEN.

      To date, we have processed a limited number and variety of transactions over Internet platforms. Similarly, a limited number of healthcare participants use these platforms. Our systems may not accommodate increased use while maintaining acceptable overall performance. We must continue to expand and adapt network infrastructure to accommodate anticipated additional users, increased transaction volumes and changing customer requirements. This expansion and adaptation will be expensive and will divert attention from other activities.

      We cannot guarantee that we will be able to generate significant Internet transaction revenues in the future. We have developed relationships with service providers to offer healthcare products and services through direct links from its web site to their web sites. However, there is no established business model for the sale of healthcare products or services over the Internet. Without significant experience in the sale of products or services online or in the development of relationships with providers of such products and services, we cannot predict how quickly customers will adopt this form of commerce or the compensation that we will receive for enabling these transactions.

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WE WILL FACE SIGNIFICANT COMPETITION.

      The market for healthcare information services is intensely competitive, rapidly evolving and subject to rapid technological change. Many competitors have greater financial, technical, product development, marketing and other resources than we have. These organizations may be better known and have more customers than EDSS. Many competitors have also announced or introduced strategies that will compete with our applications and services. See "Business -- Competition."

      OUR BUSINESS COULD BE ADVERSELY AFFECTED AS A RESULT OF POLITICAL, REGULATORY, ECONOMIC OR OTHER CHANGES IN THE HEALTHCARE INDUSTRY.

            The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operation of healthcare organizations. Changes in current healthcare financing and reimbursement systems could cause us to make unplanned modifications of applications or services, or result in delays or cancellations of orders or in the revocation of endorsement of our applications and services by healthcare participants. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. . Laws and regulations may be adopted with respect to the Internet or other online services covering issues such as:
      - user privacy and patient confidentiality
      - pricing
      - content
      - copyrights and patents
      - distribution
Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services. We do not know what effect any proposals would have on our business.


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OUR INTELLECTUAL PROPERTY MAY BE SUBJECTED TO INFRINGEMENT CLAIMS OR MAY BE
INFRINGED UPON.

      Our intellectual property is important to our business. We could be subject to intellectual property infringement claims as the number of competitors grows and the functionality of applications overlaps with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from operations. If we become liable to third parties for infringing intellectual property rights, we could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all. In addition, we may not be able to protect against misappropriation of our intellectual property. We have not sought patents or copyright protection for any of our software or related technology. Third parties may infringe upon our intellectual property rights. If we do not detect any unauthorized use, we may be unable to enforce our rights.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE CANNOT ATTRACT AND RETAIN KEY PERSONNEL.

      Future operating results will substantially depend on the ability of our officers and key employees to manage changing business conditions and to implement and improve technical, administrative, financial control and reporting systems. We need to attract, integrate, motivate and retain highly skilled technical people capable of developing, selling and installing complex healthcare information systems. We face intense competition for these people.

ANY FUTURE ACQUISITIONS WE MAKE OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTION TO OUR BUSINESS AND/OR THE DISTRACTION OF OUR MANAGEMENT, DUE TO DIFFICULTIES IN ASSIMILATING ACQUIRED PERSONNEL AND OPERATIONS.

      We may acquire or make investments in complementary businesses, technologies, services or products, or in new areas, if appropriate opportunities arise. From time to time we engage in discussions and negotiations with companies regarding our acquiring or investing in such companies' businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. We cannot assure you that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty in assimilating that company's personnel, operations, technology and software.

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In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities would be dilutive to our existing stockholders. As of January 29, 2001, we had no agreement to enter into any material investment or acquisition transaction.


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